OMI LIMITED

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 1 of 3 pages.

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Friday 19 December, 2003.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

03045383

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	18 December, 2003	Company Announcement: Appointment of Australian Syringe Distributor

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

SEC MAIL PROCESSING RECEIVED DEC 29 2003 WASH. D.C. 155 SECTION

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

OMI LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

18 December 2003

OMI Signs Australian Distribution Agreement for Safety Syringe

Occupational and Medical Innovations Ltd ("OMI"), a Queensland based medical devices company, announced today that it had finalised agreement with Terumo Corporation Australia ("Terumo") for the distribution of OMI's range of patented safety retractable syringes in Australia, New Zealand and the Pacific Islands. A signing ceremony will be conducted today at 11:00am at the Wesley Hospital.

Terumo Corporation is the second largest syringe supplier in Australasia and has been operating in Australia for 30 years. It is headquartered in Japan, where it leads the market in syringe manufacture and distribution.

Colin Walker, General Manager of Terumo Corporation Australia, said; "The OMI retractable syringe is world class and Terumo is very excited to be the exclusive distributor of OMI syringes in our region. The time is right for retractables and OMI is the right retractable syringe."

John Taske, Chairman of OMI, said; "We are delighted to have formed an association with Terumo, a company that has developed an excellent reputation for supplying high quality medical devices and is a major supplier of the Australian hospital and healthcare sector.

"OMI is the first Australian company to sign a distribution contract for a retractable syringe with an independent multinational company, such as Terumo. The agreement launches both companies into the Australian safety syringe market, which is forecast to grow significantly over the next few years."

The timing of the agreement means that OMI is well-positioned to participate in the safety syringe trials initiated by the Federal and State governments, which are due to take place in 2004.

Mr Bruce Kiehne, OMI Joint Managing Director, highlighted the benefits of the OMI syringe; "A key advantage of our safety retractable syringe is the similarity of its action to that of a standard syringe, a significant factor in facilitating the transition to safety devices and gaining user acceptance.

"OMI is also the first Australian company to bring to market a safety syringe available in the complete range of sizes, 1mL, 3mL, 5mL and 10mL, which is an essential requirement for the hospital sector."

This distribution agreement follows the recently announced deal with China Medical Group for the manufacture of the syringes. The first syringes are due to be ready for distribution in early 2004, with further distribution agreements for other markets anticipated during the year.

Bruce Kiehne
Managing Director